Exhibit 99.1

F.R.I.D.A.Y Planned Maintenance System Receives ClassNK Approval, Advancing Maritime Digitalization

Hybrid Cloud and On-Premise ERP Solution Enhances Compliance and Operational Efficiency for Vessel Management

SINGAPORE, 28 APRIL 2025 (GLOBE NEWSWIRE) -- iOThree Limited ("iO3" or the "Company") (NASDAQ: IOTR), a leading provider of maritime digital technologies including satellite connectivity and digitalization solutions in Singapore with a focus on facilitating the maritime industry towards digital transformation, today announced that its F.R.I.D.A.Y Planned Maintenance System (PMS) has received class approval from ClassNK, a leading classification society renowned for its stringent maritime standards. This certifies that the software has been approved in accordance with the functional requirements for PMS software in ClassNK’s “Guidance for the Survey and Construction of Steel Ships.”

“F.R.I.D.A.Y PMS has met the necessary criteria required for class approval,” said Masaki Matsunaga, Executive Vice President at ClassNK. “We recognize that PMS software can contribute to reducing crew workload, and especially cloud-driven PMS software has the potential to facilitate information sharing between ship and shore operations. ClassNK will continue ensuring innovative technologies meet standards, supporting the industry’s effort to enhance sustainable shipping."

F.R.I.D.A.Y PMS is a cloud-driven, next-generation solution designed to transform how maritime companies digitize maintenance workflows, reduce operational friction, and enhance fleet-wide efficiency. Unlike traditional maintenance systems, it provides shipowners with a lightweight, scalable, and flexible platform that helps track and manage the vessel's maintenance requirements, seamlessly working alongside the existing vessel infrastructure. Additionally, it features a carbon reporting module that enables shipowners to monitor and manage emissions data, supporting compliance with evolving environmental regulations and sustainability goals.

“With ClassNK’s approval, this milestone underscores our vision of revolutionizing maritime digitalization,” said Darryl See, Chief Technology Officer at iO3. “F.R.I.D.A.Y PMS goes beyond compliance—it empowers shipowners with a cloud-first, future-ready system that simplifies maintenance, enhances operational agility, and optimizes long-term asset reliability.”

As a core component of iO3’s cloud-native maritime ERP suite, F.R.I.D.A.Y PMS moves beyond conventional solutions. Unlike legacy systems that require heavy on-premise infrastructure, the modular and lightweight architecture enables seamless deployment across fleets of any size. By offering cloud scalability, shipowners can access critical data anytime, anywhere without the burden of maintaining extensive IT infrastructure. Its flexible, modular design ensures real-time updates and adaptability to evolving operational needs.

This milestone cements iO3’s role as a driving force in next-generation maritime digitalization, delivering a future-proof solution that enhances operational efficiency, resilience, and compliance.

ABOUT ClassNK

Established in 1899, ClassNK is a classification society dedicated to safety and environmental protection through third-party certification. ClassNK has conducted diverse technical services including surveys and classifications of ships and marine structures based on its own rules, international conventions on behalf of more than 100 flag states, management system certifications in line with ISO and other industry standards. ClassNK has committed to provide the industry with its full support to pave the way for digitalization and decarbonization challenges through the expanding certification service and R&D with industry partners. For more information, visit www.classnk.com

ABOUT iOThree Limited

iO3 is a leading provider of maritime digital technologies, offering a comprehensive range of solutions and services to optimize vessel operations, enhance safety, and improve overall efficiency. With a commitment to driving digital innovation in the maritime industry, iO3 empowers shipowners to adapt to evolving market demands and embrace the benefits of advanced technologies. For further information, visit www.io3.sg and https://www.linkedin.com/company/io3-pte-ltd

Contact for media enquiries:

Joanna Soh

Chief Commercial Officer

iOThree Limited

E: marketing@io3.sg/ js@io3.sg  M: +65 9672 2760